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March 24, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Deborah O’Neal

Re:	Two Roads Shared Trust (Registration No. 333-182417/811-22718)
Response to Examiner Comments on Preliminary Proxy Statement

Dear Ms. O’Neal:

This letter summarizes the comments provided by Deborah O’Neal of the staff of the Securities and Exchange Commission (the “SEC”) by telephone on March 20, 2025, regarding the preliminary proxy statement filed on Schedule 14A for the Tactical Dividend and Momentum Fund (the “Fund”), a series of the Two Roads Shared Trust (the “Registrant”).

1.	Comment: Please confirm that the information required pursuant to Item 22(c) of Schedule 14A is included in the definitive proxy statement.

Response: The Registrant confirms that the definitive proxy statement to be filed has the information required pursuant to Item 22(c) of Schedule 14A.

2.	Comment: Please supplementally provide a form of the proxy card.

Response: The form of proxy card is set forth in Appendix A hereto.

3.	Comment: Please revise disclosure to include the estimated costs associated with the solicitation of the proxy.

Response: The Registrant confirms that the applicable disclosure will be added to the definitive proxy statement.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

APPENDIX A

Form of Proxy Card

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE TODAY!**

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at **vote.proxyonline.com** using your proxy control number below or use your smart camera to scan the QR code at the left.
3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line
4. By **PHONE** with a live operator when you call toll-free 800-628-8538 Monday through Friday 9 a.m. to 10 p.m. Eastern time

SHAREHOLDER'S REGISTRATION PRINTED HERE

*****BOXES FOR TYPSETTING PURPOSES ONLY*****

THIS BOX AND BOX ABOVE ARE NOT PRINTED ON ACTUAL PROXY BALLOTS. THEY IDENTIFY LOCATION OF WINDOWS ON OUTBOUND 9X12 ENVELOPES.

CONTROL NUMBER 12345678910

Tactical Dividend and Momentum Fund

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2025

The undersigned, revoking prior proxies, hereby appoints Timothy Burdick as attorney-in-fact and proxy of the undersigned, granted i connection with the voting of the shares subject hereto with full power of substitution, to vote shares held in the name of the undersigned o the record date at the Special Meeting of Shareholders of Tactical Dividend and Momentum Fund (the "Fund") to be held on April 28, 2025 a 10:00 a.m. ET at the offices of Ultimus Fund Solutions, LLC located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, or at any adjournme thereof, upon the Proposals described in the Notice of Meeting and accompanying Proxy Statement, which have been received by th undersigned.

Do you have questions? If you have any questions about how to vote your proxy or about the meetin in general, **please call toll-free 800-628-8538. Representatives are available to assist you** Monday through Friday a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Hel on April 28, 2025. The proxy statement for this meeting is available at:

vote.proxyonline.com/tactdividend/docs/2025specialmtg.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

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Tactical Dividend and Momentum Fund

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposals have been unanimously approved by the Board of Trustees and recommended for approval by shareholders. **When properly executed, this proxy will be voted as indicated or "FOR" the proposals if no choice is indicated.** The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Special Meeting.

THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR	AGAINST	ABSTAIN
1. To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and VestGen Investment Management, LLC	○	○	○

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

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